September 25, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Avantair, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 7, 2007

File No. 333-142312

Ladies and Gentlemen:

On behalf of Avantair, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 filed on April 23, 2007 (the “Registration Statement”). Marked copies of this filing are being sent via overnight mail to H. Yuna Peng and Max Webb.

This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated September 18, 2007.

In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of Amendment No. 4.

Summary Consolidated Financial Data, page 4

1.	We note that you present selected financial data for the last three fiscal years. Please revise to include the selected financial data as of and for the year ended June 30, 2004. See Item 301 of Regulation SK.

Response: Pursuant to the SEC’s comment, we have included the selected financial data as of and for the year ended June 30, 2004 on page 4.

Capitalization, page 16

2.	Your total capitalization as of June 30, 2007 of $6,601,546 appears to be in error and should be $11,013,834 based on the debt and stockholders’ equity amounts reflected in the table. Please revise to correct this error.

Response: Pursuant to the SEC’s comment, we have corrected the error on page 16.

Avantair, Inc.

September 25, 2007

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 25

3.	We note your disclosure that net cash used in operating activities totaled $17.2 million for the fiscal year ended June 30, 2007 compared to net cash provided by operating activities of $3.6 million for the year ended June 30, 2006. However, we do not believe that your disclosure adequately discusses the reasons for the substantial change in net cash provided by/used in operations between the two periods. Please revise to provide a more detailed explanation for the change in cash flows from operating activities. This discussion should not merely restate information that is obvious from reviewing the financial statements. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19,2003.

Response: Pursuant to the SEC’s comment, we have revised the disclosure on page 26.

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-13

Long-Lived Assets, page F-14

4.	We note that your disclosure of how you evaluate goodwill and other long-lived assets for impairment has been significantly reduced from the disclosure in the notes to the financial statements for the year ended June 30, 2006, as included in Amendment #2 to your Form S-l. Please revise to include the more substantial disclosure which discusses how you evaluate goodwill and other long-lived assets for impairment and the method and significant assumptions used by the company in the impairment analysis for each period presented. Your disclosure should be similar to that included in the overview section of MD&A on page 17 and 18.

Response: Pursuant to the SEC’s comment, we have revised the disclosure on pages F-13 and F-14.

Property and Equipment, page F-15

5.	We note your disclosure that aircraft are depreciated over a useful life of 7 years. Please explain to us why this useful life differs from the 5 year useful life of aircraft disclosed in the notes to the financial statements for the year ended June 30, 2006, as included in Amendment #2 to your Form S-1. If you have made a change in estimate, please revise to include the disclosures required by SFAS No. 154.

Response: The Company respectfully informs the SEC that aircraft have always been

Avantair, Inc.

September 25, 2007

depreciated over a useful life of 7 years and that the 5 year useful life of aircraft disclosed in the notes to the financial statements for the year ended June 30, 2006, as included in Amendment No. 2, is a clerical error.

Exhibits

6.	Please file the new note agreement with CNM, Inc. as a material exhibit.

Response: Pursuant to the SEC’s comment, we have filed the new note agreement with CNM, Inc. as Exhibit 10.17.

Other

7.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company acknowledges the SEC’s comment and will update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

8.	Provide a currently dated consent from the independent public accountant in any future amendments.

Response: Pursuant to the SEC’s comment, we have provided a currently dated consent.

* * * * *

Avantair, Inc.

September 25, 2007

If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely,

/s/ William Haddad
William Haddad

cc:	Mr. John Waters
Avantair, Inc.